UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month May 2013

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- . .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated May 24, 2013.	2

RELEVANT EVENT

Pursuant to the provisions of article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), GRIFOLS, S.A. (the “Company”) informs that:

I.         The Ordinary General Shareholders’ Meeting held on today’s date, on second call, has passed all the proposals submitted to the shareholders’ approval. The complete text of the proposals is attached hereto as Annex 1 and may also be viewed on the Company’s website (www.grifols.com).

In this connection, the Ordinary General Shareholders’ Meeting has passed under the first item of its agenda the distribution of a preferred dividend, mandatory pursuant to the provisions of pursuant to the provisions of article 6 Bis.2 of the Company’s Articles of Association, equal to Euro 0.01 per every Class B Share in circulation entitled to receive it, that will be paid on 29 May 2013. Attached hereto, as Annex 2 is the notice regarding the payment of the preferred dividend.

II.       The Board of Directors, at its meeting held on today’s date, has passed (i) the appointment of the recently appointed director Ms. Belén Villalonga Morenés, as member of the Company’s Audit Committee, and (ii) the distribution of an interim dividend on account of the profit of fiscal year 2013, equal to Euro 0.20 per every Class A and Class B share entitled to receive it, that will be paid on 5 June 2013, in the terms resulting from the notice attached hereto as Annex 3.

In Barcelona, on this 24th May 2013

Raimon Grifols Roura
Secretary to the Board of Directors

ANNEX 1

GRIFOLS, S.A.

PROPOSED RESOLUTIONS TO BE SUBMITTED TO THE GENERAL SHAREHOLDERS’ MEETING

(23/24 MAY 2013)

First.                                                        Review and approval, as the case may be, of the individual annual accounts and management report, as well as of the proposal for allocation of results relating to fiscal year ended December 31, 2012.

A.    To approve the Company’s individual annual accounts, which are composed of the balance sheet, profit and loss account, statement of changes in net equity, cash flow statement and annual report, as well as the individual management report, relating to the fiscal year ended December 31, 2012, which show a profit of EUR 52,369,156.

The Company’s individual annual accounts correspond to the audited accounts and will be deposited with the Commercial Registry.

B.            In accordance with the annual accounts submitted, to approve the following allocation of results:

To legal reserve	EUR	2,253,259
To voluntary reserve	EUR	50,115,897
TOTAL	EUR	52,369,156

C.    To approve, pursuant to the provisions of article 6 Bis.2 of the Company’s Articles of Association, the distribution of a mandatory dividend equal to Euro 0.01 per every Class B Share in circulation entitled to its perception, in concept of preferred dividend, charged against the distributed voluntary reserves, as per section B above.

The preferred dividend will be paid by Banco Bilbao Vizcaya Argentaria, S.A. as from May 29, 2013.

Second.              Review and approval, as the case may be, of the consolidated annual accounts and management report relating to fiscal year ended December 31, 2012.

To approve the consolidated annual accounts of the Group, which are composed of the balance sheet, profit and loss account, statement of changes in net equity, cash flow statement and annual report, as well as the management report of the Group, relating to fiscal year ended December 31, 2012.

The consolidated annual accounts correspond the audited accounts and will be deposited with the Commercial Registry.

Third.                 Review and approval, as the case may be, of the performance of the Board of Directors throughout the fiscal year ended December 31, 2012.

To approve the management of the Board of Directors, at both Company and Group level, throughout the fiscal year ended December 31, 2012.

Fourth.              Re-election of auditors of the individual annual accounts.

To re-elect as auditors of the Company’s individual accounts, the company KPMG Auditores, S.L., registered in the Official Registry of Auditors (Registro Oficial de Auditores de Cuentas del Instituto de Contabilidad y Auditoría de Cuentas) under number S0702, with registered office in Madrid, Paseo de la Castellana, nº 95, registered in the Commercial Registry of Madrid, under Volume 11,961, Sheet M-188,007 and provided with Tax Identification Card number B-78510153, for the term of one year starting January 1, 2013. Such appointment will therefore comprise the audit of the annual accounts for the fiscal year ended December 31, 2013.

Fifth.                   Re-election of auditors of the consolidated annual accounts.

To re-elect as auditors of the Company’s consolidated annual accounts, the company KPMG Auditores, S.L., registered in the Official Registry of Auditors (Registro Oficial de Auditores de Cuentas del Instituto de Contabilidad y Auditoría de Cuentas) under number S0702, with registered office in Madrid, Paseo de la Castellana, nº 95, registered in the Commercial Registry of Madrid, under Volume 11,961, Sheet M-188,007 and provided with Tax Identification Card number B-78510153, for the term of one year starting January 1, 2013. Such appointment will therefore comprise the audit of the annual accounts for the fiscal year ended December 31, 2013.

Sixth.                   Appointment of Ms. Belén Villalonga Morenés as new director of the Company and subsequent increase of the number of members of the Board of Directors.

A.    Appointment of new director

To appoint Ms. Belén Villalonga Morenés as member of the Board of Directors of the Company, for a term of five (5) years.

It is expressly stated that, according to the Appointments and Remuneration Committee, Ms. Belén Villalonga Morenés will be considered an “independent director”.

B.     Increase of the number of members of the Board of Directors

Prior to the appointment of Ms. Belén Villalonga Morenés, the Board of Directors of the Company was comprised of eleven (11) members. As a result of the new appointment, it is proposed to increase the number of member of the Board of Directors, which, henceforth, will be comprised of twelve (12) directors.

Seventh.             Approval of the Board Members’ remuneration.

To approve the payment of a total gross annual remuneration of EUR 100,000 for the fiscal year 2013, for each of the members of the Board of Directors acting as an external director, with the exception of those external directors that are rendering paid professional services to the Company or the Group during said fiscal year.

Eighth.               Consultative vote on the Annual Remuneration Report.

Pursuant to the provisions of article 61.ter of the Spanish Securities Market Act (Ley del Mercado de Valores), to submit the Annual Remuneration Report to a consultative vote of the General Shareholders’ Meeting.

Ninth.                 Granting of authorities in order to formalize and execute the resolutions passed at the General Shareholders’ Meeting.

To empower all the members of the Board of Directors, as well as the Secretary and Vice Secretary non-members, so that any of them, indistinctively, may formalize in a public deed the resolutions passed at the General Shareholders’ Meeting, with the authorities to amend, correct or interpret their wording based on the oral or written evaluation of the Commercial Registry and to the sole purposes of their registration in the same, being able, as the case may be, to request their partial registration. Said authorization also comprises the granting of all kinds of public or private documents as may be deemed necessary for the implementation, development and formalization of all resolutions passed at the General Shareholders’ Meeting, with no limitation.

*             *             *

[THIS DOCUMENT CONSTITUTES A TRANSLATION INTO ENGLISH OF THE OFFICIAL SPANISH VERSION OF THE PROPOSED RESOLUTIONS TO BE SUBMITTED TO

THE GENERAL SHAREHOLDERS’ MEETING. IN CASE OF DISCREPANCIES, THE OFFICIAL SPANISH VERSION SHALL PREVAIL]

ANNEX 2

GRIFOLS, S.A.

PAYMENT OF MANDATORY PREFERRED DIVIDEND TO CLASS B SHARES

In accordance with the resolutions passed at the Ordinary General Shareholders’ Meeting held on second call on today’s date, a preferred dividend will be distributed to Class B Shares, as per the results of fiscal year ended 31 December 2012:

Maturity date: 29 May 2013

Class B Shares ISIN code: ES0171996004

Share name: Grifols, S.A.

Number of Class B Shares: 130,712,555

Nominal value: 0,10.-€

Treasury shares: None

Total dividend amount: 1,307,125.55.-€

Gross amount per unit: 0.01.-€

Tax withheld per unit: 0.0021.-€

Net amount per unit: 0.0079.-€

The dividend amount shall be paid as per prevailing regulations for stockholder companies, using the means provided by Iberclear for said entities.

To that end, the payment agency appointed is BBVA.

In Barcelona on 24 May 2013

Raimon Grifols Roura
Secretary to the Board of Directors

ANNEX 3

GRIFOLS, S.A.

DIVIDEND PAYMENT OF THE PROFIT OF FISCAL YEAR 2013

In accordance with the resolution passed at the Board of Directors’ Meeting held on today’s date, an interim dividend on account of the profit of fiscal year 2013 will be distributed:

Maturity date: 5 June 2013

ISIN code:

-      Class A Shares: ES0171996012

-      Class B Shares: ES0171996004

Share name: Grifols, S.A.

Total number of Shares representing the share capital: 343,777,454

-      Class A Shares: 213,064,899

-      Class B Shares: 130,712,555

Nominal value:

-      Class A Shares: 0.50.-€

-      Class B Shares: 0.10.-€

Treasury shares: None

Total dividend amount: 68,755,490.80.-€

Gross amount per unit: 0.20.-€

Tax withheld per unit: 0.042.-€

Net amount per unit: 0.158.-€

The dividend amount shall be paid as per prevailing regulations for stockholder companies, using the means provided by Iberclear for said entities.

To that end, the payment agency appointed is BBVA.

In Barcelona on 24 May 2013

Raimon Grifols Roura
Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
Name: David I. Bell
Title: Authorized Signatory

Date:  May 24, 2013